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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002
OR
☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 1-8993

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEBEACON INSURANCE SAVINGS PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.
80 South Main Street
Hanover, NH 03755
(603) 640-2200

EXPLANATORY NOTE

        This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White Mountains Insurance Group, Ltd. is filing with respect Common Shares, $1.00 par value per share, of White Mountains Insurance Group, Ltd. issuable under the Plan.

INFORMATION FILED

        The following financial statements and exhibit are filed with, and included in, this Report:

  A.
  Financial statements for the Plan consisting of:

  1.
  Report of Independent Auditors;

  2.
  Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001;

  3.
  Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001;

  4.
  Notes to Financial Statements;

  5.
  Schedule of Assets Held at End of Year as of December 31, 2002; and

  B.
  Consent of Independent Auditors

  C.
  Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONEBEACON INSURANCE SAVINGS PLAN (the "Plan")
Date: June 27, 2003	By:	/s/ THOMAS N. SCHMITT Title: Senior Vice President, Human Resources One Beacon Insurance Company (the Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(A)	Financial statements for the Plan consisting of:
	1.	Report of Independent Accountants;
	2.	Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001;
	3.	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001;
	4.	Notes to Financial Statements;
	5.	Schedule of Assets Held at End of Year as of December 31, 2002; and
99(B)	Consent of Independent Accounts
99(C)	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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EXPLANATORY NOTE
INFORMATION FILED
SIGNATURES
EXHIBIT INDEX